                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)



               OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
--------------------------------------------------------------------------------
                               (Name of Issuer)


                 Common Stock, 0.005 rubles nominal value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  68370R 10 9
        ---------------------------------------------------------------
                                (CUSIP Number)

                             Halvor Mansaker, Esq.
                                  Telenor ASA
                              Universitetsgaten 2
                              N-0130 Oslo, Norway
                                 47-22-779-160
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 4, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                                     Copy:

                           Peter S. O'Driscoll, Esq.
                               Coudert Brothers
                               60 Cannon Street
                                London EC4N 6JP
                                    England
                                44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
----------------------------                           -----------------------
CUSIP No. 68370R 10 9


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Telenor East Invest AS
      000-00-000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

 5.   N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Norway
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          10,702,600/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                           10,702,600/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      10,702,600/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.    [_]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4
      [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      30.42% of the outstanding Common Stock (25.72% of the outstanding voting capital stock)/2/
-------------------------------------------------------------------------------

      TYPE OF REPORTING PERSON*
14.
      CO
------------------------------------------------------------------------------
                    * See Instructions before Filling Out!

/1./ Represents 8,902,201 shares held directly by the Reporting Person and 1,800,399 shares underlying the American Depositary Shares held by the Reporting Person.
/2./ For the purposes of this Amendment No. 10, these percentages have been calculated assuming the full exercise by the Reporting Person of its voting rights in respect of 1,800,399 shares underlying the American Depositary Shares held by the Reporting Person.

                                 SCHEDULE 13D
CUSIP No. 68370R 10 9
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Telenor Communications AS
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

 5.   N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Norway
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          10,702,600/3/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          10,702,600/3/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      10,702,600/3/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.                                                                         [_]
      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4[17 CFR 240,13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      32.42% of the outstanding Common Stock (25.72% of the outstanding voting capital stock)/4/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
14.
      CO
------------------------------------------------------------------------------
                    * See Instructions before Filling Out!

/3./ The Reporting Person disclaims beneficial ownership of all shares. /4./ See footnote 2.
      ---

                                 SCHEDULE 13D
CUSIP No. 68370R 10 9
         ------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Telenor ASA
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.   N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Norway
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          10,702,600/5/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             10,702,600/5/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      10,702,600/5/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12.
      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13-d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      30.42% of the outstanding Common Stock (25.72% of the outstanding voting capital stock)/6/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
      CO
------------------------------------------------------------------------------
                    * See Instructions before Filling Out!

/5./ The Reporting Person disclaims beneficial ownership of all shares. /6./ See footnote 2.
      ---

                                 SCHEDULE 13D

Item 1.        Security and Issuer
               -------------------

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS, Telenor Communication AS and Telenor ASA, is hereby amended and supplemented with respect to the items set forth below.

Item 2.        Identity and Background
               -----------------------

     This amendment to the statement on Schedule 13D is being filed jointly by Telenor East Invest AS, Telenor Communication AS and Telenor ASA.

     TELENOR EAST INVEST AS

     (a)  Telenor East Invest AS, a corporation formed under the laws of Norway.

     (b)  Keysers Gate 13/15
          N-0130 Oslo
          Norway.

     (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

     (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. The business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130, Oslo, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS
     -----------------------------------

Name and Business Address     Citizenship      Present Principal Occupation
-------------------------------------------------------------------------------
Terje Thon                    Norway           Senior Adviser and Chairman
(Oslo, Norway)                                 of the Board of Directors

Torstein Moland               Norway           Senior Executive Vice President
(Lier, Norway)                                 and Chief Financial Officer of
                                               Telenor ASA

Ole Johan Haga                Norway           Project Manager, Telenor
(Siggerud, Norway)                             International Center


                 EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS
                 --------------------------------------------

Name and Business Address      Citizenship         Present Principal Occupation
-------------------------------------------------------------------------------
Henrik Torgersen               Norway              Chief Executive Officer of
(Oslo, Norway)                                     Telenor East Invest AS and
                                                   Executive Vice President of
                                                   Telenor ASA

     (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR COMMUNICATION AS

     (a) Telenor Communication AS, a corporation formed under the laws of Norway (formerly known as Telenor AS).

     (b)  Universitetsgaten 2
          St. Olavs Plass
          N-0130, Oslo, Norway.

     (c) Telenor Communication AS is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor Communication AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor Communication AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Communication AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR COMMUNICATION AS

        (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor Communication AS. The business address of each of such persons is Telenor Communication AS, c/o Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130, Oslo, Norway.

        DIRECTORS OF TELENOR COMMUNICATION AS
        -------------------------------------

Name and Business Address     Citizenship    Present Principal Occupation
-------------------------------------------------------------------------

Eivind Reiten                 Norway         Executive Vice President of
(Oslo, Norway)                               Norsk Hydro ASA

Kari Broberg                  Norway         Chief Executive Officer of
(0stre Toten, Norway)                        Hartman Consulting AS

Inge K. Hansen                Norway         Chief Financial Officer
(Oslo, Norway)                               and Executive Vice President
                                             of Statoil

Ashild M. Bendiktsen          Norway         Chief Financial Officer of
(Salangen, Norway)                           Entreprenor Bendiktsen &
                                             Aasen AS

Bente Neegard Halvorsen       Norway         Head Treasurer of the Norwegian
(Skedsmo, Norway)                            Labor Organization

Mai Buch                      Denmark        Corporate Adviser of
(Copenhagen, Denmark)                        Competence House AS

Per Gunnar Salomonsen         Norway         Employee Representative
(Skien, Norway)

Irma Tystad                   Norway         Employee Representative
(Trysil, Norway)

Harald Stavn                  Norway         Employee Representative
(Kongsberg, Norway)

                EXECUTIVE OFFICERS OF TELENOR COMMUNICATION AS
                ----------------------------------------------

Name and Business Address     Citizenship    Present Principal Occupation
-------------------------------------------------------------------------

Tormod Hermansen              Norway         Chief Executive
(Oslo, Norway)                               Officer of Telenor
                                             Communication AS and Telenor ASA

     (d) During the last five years, none of the above executive officers and directors of Telenor Communication AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor Communication AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR ASA

     (a)  Telenor ASA, a corporation formed under the laws of Norway.

     (b)  Universitetsgaten 2
          St. Olavs Plass
          N-0130, Oslo, Norway.

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

     (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N0130 Oslo, Norway.

     DIRECTORS OF TELENOR ASA
     ------------------------

Name and Business Address       Citizenship       Present Principal Occupation
-------------------------------------------------------------------------------
Eivind Reiten                   Norway            Executive Vice President of
(Oslo, Norway)                                    Norsk Hydro ASA

Kari Broberg                    Norway            Chief Executive Officer of
(Ostre Toten, Norway)                             Hartman Consulting AS

Inge K. Hansen                  Norway            Chief Financial Officer
(Oslo, Norway)                                    and Executive Vice President
                                                  of Statoil

Ashild M. Bendiktsen            Norway            Chief Financial Officer of

(Salangen, Norway)                            Entreprenor Bendiktsen &
                                              Aasen AS

Bente Neegard Halvorsen         Norway        Head Treasurer of the Norwegian
(Skedsmo, Norway)                             Labour Organization

Mai Buch                        Denmark       Corporate Adviser of
(Copenhagen, Denmark)                         Competence House AS

Per Gunnar Salomonsen           Norway        Employee Representative
(Skien, Norway)

Irma Tystad                     Norway        Employee Representative
(Trysil, Norway)

Harald Stavn                    Norway        Employee Representative
(Kongsberg, Norway)

        EXECUTIVE OFFICERS OF TELENOR ASA
        ---------------------------------

Name and Business Address      Citizenship      Present Principal Occupation
-------------------------------------------------------------------------------
Tormod Hermansen               Norway           Chief Executive
(Oslo, Norway)                                  Officer of Telenor
                                                Communication AS and
                                                Telenor ASA

Arve Johansen                  Norway           Senior Executive Vice President
(Lier, Norway)                                  of Telenor ASA

Jon Fredrik Baksaas            Norway           Senior Executive Vice
(Sandvika, Norway)                              President of Telenor ASA

Torstein Moland                Norway           Senior Executive Vice President
(Lier, Norway)                                  and Chief Financial Officer of
                                                Telenor ASA

Gun Bente Johansen             Norway           Executive Vice President of
(Oslo, Norway)                                  Telenor ASA

Jan Edvard Thygesen            Norway           Executive Vice President of
(Nesbru, Norway)                                Telenor ASA

Morten Lundal                Norway           Executive Vice President
(Oslo, Norway)                                of Telenor ASA

Stig Eide Sivertsen          Norway           Executive Vice President
(Oslo, Norway)                                of Telenor Communication AS
                                              and Telenor ASA

Henrik Torgersen             Norway           Chief Executive Officer of
(Oslo, Norway)                                Telenor East Invest AS and
                                              Executive Vice President of
                                              Telenor ASA

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

     (a) and (b) Telenor ASA was incorporated on July 21, 2000, and initially was wholly owned by the Kingdom of Norway. On October 3, 2000, Telenor ASA acquired from the Kingdom of Norway all of the issued and outstanding shares of Telenor Communication AS (formerly known as Telenor AS), as a result of which Telenor Communication AS became a wholly owned subsidiary of Telenor ASA. On the same date, Telenor AS changed its name to Telenor Communication AS.

On December 4, 2000, Telenor ASA undertook a global offering of its ordinary shares, including a public offering in the United States in the form of ordinary shares and American Depositary Shares, an offering to institutional investors outside of the United States and Norway in the form of ordinary shares and American Depositary Shares, and an offering to institutional investors in Norway in the form of ordinary shares. After giving effect to such global offering, the Kingdom of Norway owns 79.00% of the outstanding shares of stock of Telenor ASA. If the underwriters exercise in full the over-allotment option granted by the Kingdom of Norway in connection with such global offering, the Kingdom of Norway will own 76.09% of the outstanding shares of stock of Telenor ASA.

As the Kingdom of Norway owns in excess of two-thirds of the shares in Telenor ASA, it has the sole power to amend Telenor ASA's articles of association and the ability to prevent any amendments thereto. In addition, as a majority shareholder, the Kingdom of Norway will have the power to control any decision at a meeting of shareholders of Telenor ASA requiring a majority vote, including electing a majority of the Corporate Assembly which in turn has the power to elect the board of directors of Telenor ASA. The Kingdom of Norway's ownership interest in Telenor ASA is currently administered by the Ministry of Trade and Industry.

Telenor is a direct wholly owned subsidiary of Telenor Communication AS and an indirect wholly owned subsidiary of Telenor ASA. As a result, Telenor Communication AS and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares of Common Stock of VimpelCom owned by Telenor. Neither the filing of this Amendment No. 10 nor any of its contents shall be deemed to constitute an admission that Telenor Communication AS or Telenor ASA is the beneficial owner of the shares of VimpelCom held by Telenor for the purpose of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.


Dated: December 18, 2000               TELENOR EAST INVEST AS

                                       By  /s/ Terje Thon
                                           ----------------------------------
                                           Terje Thon
                                           Chairman of the Board of Directors


                                       TELENOR COMMUNICATION AS

                                       By  /s/ Tormod Hermansen
                                           --------------------
                                           Tormod Hermansen
                                           Chief Executive Officer


                                       TELENOR ASA

                                       By  /s/ Tormod Hermansen
                                           --------------------
                                           Tormod Hermansen
                                           Chief Executive Officer